UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September 2025

Commission File Number: 001-41670

Apollomics Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220

Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Entry into PIPE Subscription Agreements; Closing and Issuance of PIPE Shares

On September 2, 2025, Apollomics Inc., a Cayman Islands exempted company (the “Company”), entered into subscription agreements (the “PIPE Subscription Agreements”) for a private placement (the “PIPE”) with certain accredited investors (each, a “Purchaser” and collectively, the “Purchasers”). The closing of the PIPE occurred on September 3, 2025 (the “Closing Date”).

Pursuant to the PIPE Subscription Agreements, the Purchasers purchased an aggregate of 1.04 million Class A ordinary shares, par value $0.01 per share, of the Company (the “PIPE Shares”), at a price per share of $3.9317 (the closing price on August 29, 2025), representing aggregate gross proceeds to the company of $4.1 million, prior to the payment of fees and expenses. Following the issuance of the PIPE Shares, Hung-Wen (Howard) Chen, who was appointed Chairman of the Company’s board of directors (“Board”) as described below, and his affiliates beneficially own approximately 42% of the outstanding Class A ordinary shares and Maxpro Investment Co., Ltd. and its affiliates beneficially own approximately 7% of the outstanding Class A ordinary shares.

The PIPE Subscription Agreements contain customary representations and warranties of the Company and the Purchasers, customary conditions to closing, as well as customary indemnification obligations. Pursuant to the PIPE Subscription Agreements, the Company has agreed to register the resale of the PIPE Shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than thirty days following the Closing Date.

The securities issued and sold to the Purchasers under the PIPE Subscription Agreements were not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506 of Regulation D promulgated thereunder, or under any state securities laws. The Company relied on this exemption from registration based in part on representations made by the Purchasers. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Neither this Report of Foreign Private Issuer on Form 6-K, nor the exhibits attached hereto, is an offer to sell or the solicitation of an offer to buy the securities described herein.

The foregoing summary of the PIPE Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the form of PIPE Subscription Agreement, which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated by reference herein.

Appointment and Departure of Certain Directors

On the Closing Date, (i) Dr. Kenneth C. Carter, Wendy Hayes, Dr. Sanjeev Redkar and Glenn S. Vraniak resigned from the Board, effective the same day, and (ii) Howard Chen, Yi-Kuei Chen, Po-Jen Hsueh, and Hsien-Chu Tsai were appointed to the Board, effective the same day, in each case pursuant to the Subscription Agreements. Dr. Bob Lin also resigned, effective as of the Closing Date, in order to devote more time to his clinical practice. Following these changes and the previously announced termination of all U.S. employees, including Dr. Guo-Liang Yu, the Company’s Board is comprised of the following five members: Howard Chen (Chairman), Moses Chen, Yi-Kuei Chen, Po-Jen Hsueh and Hsien-Chu Tsai.

The resignations of Dr. Kenneth C. Carter, Wendy Hayes, Dr. Bob Lin, Dr. Sanjeev Redkar and Glenn S. Vraniak were not prompted by any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Certain Biographical Information of the New Directors

Hung-Wen (Howard) Chen

Mr, Chen is the Founder and Chairman of Gemtek Technology Co., Ltd. and the Former Chairman and CEO of Polaris Pharmaceuticals, Inc., and currently serving as an Executive Director of Polaris.

Mr. Chen holds a Bachelor of Physics and a Master of Electronics Engineering from National Tsing Hua University, Taiwan. He began his career at Taiwan Semiconductor Manufacturing Company (TSMC), where he was engaged in research and development of semiconductor processes and integrated circuits.

He later founded Gemtek Technology, which has since grown into one of the world’s leading manufacturers of professional wireless broadband equipment, with a strong presence in international markets. In recognition of his contributions to the technology industry, Mr. Chen received the Outstanding Alumni Award from National Tsing Hua University in 2010 and was honored with the ERSO Award in 2013, one of the most prestigious accolades in Taiwan’s technology sector.

In 2019, Polaris Pharmaceuticals faced a severe financial crisis, as many of its clinical trials remained uncertain while costs and expenses exceeded the company’s capacity. During this difficult period, Mr. Chen stepped in and took decisive action to stabilize the company. Under his leadership, Polaris underwent a comprehensive strategic reorganization, and with the efforts of his management team, the company achieved a remarkable turnaround, culminating in a successful IPO in Taiwan in June 2022.

Yi-Kuei Chen

Yi-Kuei Chen with backgrounds in biotechnology and venture capital, is a co-founder of Maxpro Ventures. Mr. Chen’s professional expertise in asset management has led to his successful execution of more than 60 private equity investment transactions in the USA and the Asia-Pacific region. His past investments include Acepodia, SyneuRx, GenScript, JHL Biotech, Foresee, HEC Pharma, and ACT Genomics Holdings, amongst others.

Prior to co-founding Maxpro Ventures, Mr. Chen was the Senior Director of Integral Group. He was jointly in charge of Integral’s Asian transaction process, managed its Shanghai branch, and served as a board member of multiple portfolio companies such as Generon Corporation, FusionVax, Inc., BioLite, Inc., and Flora International Group Co., Ltd.. From 1999 to 2012, Mr. Chen held various senior management positions in the investment division at Central Investment Holdings. During that period, his successful investments included Tanox and Biopure, to name just a few. In 2002, a significant transaction that Mr. Chen had made was the acquisition of SEEDNet by New Century InfoComm Tech. He also served on several corporate boards, such as Concord Fund Company, Singfor Life Insurance Company, and CTCI Corporation.

Mr. Chen received an MBA from Syracuse University and an MS from the University of Minnesota.

Po-Jen Hsueh

Po-Jen Hsueh is an experienced professional in venture capital and the pharmaceutical industry in Taiwan, China, and the United States. As the former COO of ACT Genomics, he spearheaded finance operations, sales, marketing, and business development teams to identify and capitalize on business opportunities for future growth. Mr. Hsueh brings over 15 years of experience in operations, finance, and business development from his tenure at the reputable biopharmaceutical company, TaiGen Biotechnology in Taiwan. During his time at TaiGen, he successfully led the company through two series of financing, co-conducted another series, and secured a total of $114 million USD within seven years. He also inked an out-licensing deal and was involved in various tasks and business networking within the biopharmaceutical and pharmaceutical industries. Before joining TaiGen Biotechnology, Mr. Hsueh worked for Chengxin VC, where he led fundraising efforts for six companies in the United States and Taiwan. He holds an MBA from Fairleigh Dickinson University in the USA and a B.A. in Microbiology from Soochow University in Taiwan.

Hsien-Shu Tsai

Hsien-Shu Tsai, is a professional has accumulated more than 20 years of cross-industry expertise spanning investment, business restructuring, and financial management, with extensive experience in venture capital, corporate finance, and strategic management. Mr. Tsai has held leadership roles across major conglomerates and innovation institutions, including Hon Hai Group, Ting Hsin International Group, and the Institute for Information Industry (III). His career reflects a strong track record in capital market operations, industry analysis, and financial strategy execution, supporting both established enterprises and emerging ventures.

Prior to his most recent role as Strategic Advisor at III, Mr. Tsai served as Head of Strategic Investment at Ting Hsin Group, where he spearheaded corporate investment strategies, new business incubation, and cross-border alliances. He played a pivotal role in establishing new ventures such as Berry Coffee, Xinxiang Cloud, and logistics-tech joint ventures with Advantech and SF Express. Earlier in his career, he held senior finance leadership positions as CFO at Jiangxi Sunergy and Suzhou Hejun New Energy, where he led capital raising, IPO preparation, and corporate restructuring initiatives.

Mr. Tsai began his investment career at Hung Yang Venture Capital, a subsidiary of Hon Hai Group, where he managed private equity transactions and portfolio companies across multiple industries. He also contributed to Taiwan’s digital economy initiatives as an Investment Manager at III, supporting early-stage companies in financing and strategic growth.

Mr. Tsai holds an MBA in Finance from Kent State University and a Bachelor of Business Administration in Accounting from National Chung Hsing University.

Cancellation of Extraordinary General Meeting of Members

On the Closing Date, in light of the funding provided by the PIPE, the Company announced that its proposed extraordinary meeting of members to be held on September 4, 2025 was cancelled.

***

The information contained in this Form 6-K relating to the PIPE Subscription Agreements, the appointment and departure of certain directors and the cancellation of the extraordinary general meeting of members is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

***

Exhibit Number	Description of Exhibit

10.1*	Form of PIPE Subscription Agreement, dated as of September 2, 2025, by and between Apollomics Inc. and the Subscriber party thereto.

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

Date: September 3, 2025	By:	/s/ Howard Chen
Name: Howard Chen
Title: Chairman